Evolving Gold Corp. Retains Renmark Financial Communications Inc.

June 22, 2007, Vancouver, British Columbia: Evolving Gold Corporation (TSX-V:EVG) (OTCBB: EVOGF) (the “Company”) is pleased to announce that it has retained the services of Renmark Financial Communications Inc. to handle investor relations activities.

Evolving CEO Robert Bick notes, “Evolving Gold is moving forward and it’s time to let market professionals and the investing public know what we are up to.

Renmark will profile Evolving Gold in calls to brokers and through an ongoing series of meetings at which Lawrence A. Dick, president of Evolving Gold, will present our project portfolio and exploration strategy.

Renmark’s high standards and proven methods are a great fit with Evolving’s message. We’re delighted to add Renmark’s years of experience to our communications strategy.”

In consideration of the services to be provided, the Company has agreed to pay a monthly retainer of $5,000 for a one-year contract to Renmark Financial Communications Inc.

About Evolving Gold Corp.
Evolving Gold Corp. is a gold exploration and development company working in the SW United States, in particular Nevada.

A strong team of experienced, successful geo-scientists and financial professionals positions Evolving for aggressive acquisition and exploration of prospective gold properties.

This agreement is subject to the approval of The TSX Venture Exchange.

On Behalf of the Board of Directors
EVOLVING GOLD CORPORATION
“Robert Bick”
Robert Bick
CEO and Director
Tel: 604 685 6375 or 1-866-604-3864
www.EvolvingGold.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

FOR MORE INFORMATION, PLEASE CONTACT:

Evolving Gold Corp.	Renmark Financial Communications Inc.
Bill Gillies, Investor Relations	Christopher Wells: cwells@renmarkfinancial.com
billthepilot@evolvinggold.com	Philippe Deserres: pdeserres@renmarkfinancial.com
Direct (604) 639-0432	Tel.: (514) 939-3989
Toll free 1-866-604-3864	Fax: (514) 939-3717
www.renmarkfinancial.com

Webmasters:
Please update Evolving Gold Corp on your site. We are now listed on the TSX-V, symbol EVG.

Suite 725 – 666 Burrard Street, Vancouver, B.C., Canada, V6C 2X8
Tel. 604-685-6375 Toll Free 866-604-3864 Email. info@evolvinggold.com Web. www.evolvinggold.com
TSX-V: EVG OTC-BB: EVOGF